

05041728

SEC... ...ION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-27507

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

CHICAGO INVESTMENT GROUP ~~OF ILLINOIS,~~ LLC

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 N LASALLE, SUITE 850,
(No. and Street)

CHICAGO	ILLINOIS	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George E Reilly 312-857-2050
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allan J. Brachman CPA Ltd.
(Name – if individual, last, first, middle name)

1 East Northwest Highway, Suite 204	Palatine	ILLINOIS	60067
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

OATH OR AFFIRMATION

I, George E Reilly, swear (or affirm) that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

CHICAGO INVESTMENT GROUP OF ILLINOIS, LLC as of

DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

President

Title

Subscribed and sworn to before me this 21 day of April 05


Official Seal
Richard Lynch
Notary Public State of Illinois
My Commission Expires 09/04/05



Notary Public

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting controls.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

CHICAGO INVESTMENT GROUP
OF ILLINOIS, LLC
2004

STATEMENT OF FINANCIAL CONDITION
PURSUANT TO SEC RULE 17A-5(D)
As of December 31, 2004
AVAILABLE FOR PUBLIC INSPECTION

CHICAGO INVESTMENT GROUP OF ILLINOIS, LLC

TABLE OF CONTENTS

Allan J. Brachman, CPA, LTD
Certified Public Accountant
Professional Corporation
1 East Northwest Highway
Suite 204
Palatine, Illinois 60067
847-358-9730
Fax: 847-358-9760
E-Mail: allan@allanbrachmancpa.com

Member
Illinois
CPA Society

Member
American
Institute of
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Member of
CHICAGO INVESTMENT GROUP OF ILLINOIS, LLC

I have audited the accompanying statement of financial condition of CHICAGO INVESTMENT GROUP OF ILLINOIS, LLC (an Illinois Corporation) as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that this audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CHICAGO INVESTMENT GROUP OF ILLINOIS, LLC as of December 31, 2004. This is in conformity with accounting principles generally accepted in the United States of America.



Allan J. Brachman, CPA

Palatine, Illinois 60067
March 14, 2005
Federal ID#36-4023127

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004

EXHIBIT A

ASSETS

Cash (Note VII)	$524,320	
Receivables and deposits with brokers	393,480	
Investments (Note III)	669,812	
Due from employees and agents	116,908	
Due from affiliate	4,341	
Equipment and leasehold improvement (net of accumulated depreciation and amortization of $11,923)Note II-B	$28,710	
Investment in Affiliate	30,000	
Other Assets	34,966	
TOTAL ASSETS		$1,802,537

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Due to Broker	$669,666	
Commissions Payable	370,885	
Accounts Payable and accrued expenses	81,613	
TOTAL LIABILITIES		$1,122,164
MEMBER'S EQUITY (Exhibit D)		680,373
TOTAL LIABILITIES AND MEMBER'S EQUITY		$ 1,802,537

THE ACCOMPANYING NOTES AND ACCOUNTANT'S REPORT ARE AN INTEGRAL PART OF THIS STATEMENT AND SHOULD BE READ ACCORDINGLY.

CHICAGO INVESTMENT GROUP OF ILLINOIS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2004

II. ORGANIZATION AND BUSINESS

CHICAGO INVESTMENT GROUP OF ILLINOIS, LLC (the "Company"), an Illinois limited liability company (formerly Chicago Investment Group, Inc. ("CIG"), an Illinois corporation), was organized on December 31, 2001. On February 15, 2002, CIG was merged with and into the Company. All of CIG's outstanding shares were converted into 100% of the membership interests of the Company. The Company continued all of CIG's operations as the surviving entity and acquired all of its assets and assumed all of its liabilities. The Company is a broker-dealer register with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers. The Company conducts business primarily with retail customers and introduces that business on a fully disclosed basis to a clearing broker. The Company also invests in securities for its own account.

II. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Revenue Recognition
Commission income and related expenses are recorded on the accrual basis. Trading income (loss) is also recognized on the accrual basis.

B. Depreciation
Depreciation of furniture and equipment is computed using an accelerated method for financial reporting, and straight-line and accelerated methods for income tax purposes.

C. Income Taxes
No provision has been made for federal income taxes for the year ended December 31, 2004 as the taxable income or loss of the Company is included in the income tax return of the sole member.

D. Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

E.Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents.

IV. INVESTMENTS

Investments are being held for sale or appreciation. At 12/31/04:

COST	FAIR MARKET VALUE	UNREALIZED GAIN OR (LOSS)
$690,122	$669,812	($20,310)

This amount is combined with realized gains and losses and shown as Net Trading Gains on the Statement of Operations. These investments are secured by a loan from Legent Clearing Corporation which is a margin loan with interest paid monthly.

VI. COMMITMENT-OFFICE LEASES

The company leases facilities in three locations as follows:

A. Chicago, Illinois – The Company sub-leases from LaSalle Technology, a related company, on a month-to-month provision.

B. Boca Raton, Florida – The company sub-leases the facilities with the following provisions:

TERM	MONTHLY RENT	OBLIGATION
9/1/04-8/31/05	$6,660	$77,730
9/1/05-8/31/06	$6,793	$81,516
9/1/06-4/30/07	$6,929	$55,432
	TOTAL OBLIGATION	$214,678
	EXPIRED OBLIGATION	(24,450)
	REMAINING OBLIGATION	$190,228

In addition there is an operating expense adjustment yearly.

D. New York City, New York – The Company sub-leases the facilities with the following provisions:

TERM ENDING	MONTHLY RENT	OBLIGATION
- 5/30/05	$17,516	$135,940
6/1/05-5/30/06	$17,516	$210,192
6/1/06-5/30/07	$17,516	$210,192
6/1/07-5/30/08	$17,516	$210,192
6/1/08-5/30/09	$20,435	$245,220
6/1/09-5/30/10	$20,435	$245,220
6/1/10-5/30/11	$20,435	$245,220

In addition there is an expense and real estate tax adjustment. The security deposit is secured by an open line of credit at Citibank, if needed the lessor can activate the line.

TOTAL OBLIGATION	$1,502,176
EXPIRED OBLIGATION AT 12/31/04	(48,360)
REMAINING OBLIGATION	$1,453,816

VII. RELATED PARTY TRANSACTION

At December 31, 2004, the Company had an investment of $30,000, a receivable of $4,341 and paid rent (Note IV) of $89,114 to LaSalle Technology, a related Company.

VI. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and 2/3% of "aggregate indebtedness", as defined.

At December 31, 2004 the Company had net capital and net capital requirements of $359,815 and $100,000 respectively.

VIII. LITIGATION

Per letter dated March 18, 2005 from Tabet DiVito & Rothstein LLC signed by Caesar A. Tabet – " This lawsuit was originally filed by LaSalle and CIG against Bernard Rice and MM2. The lawsuit involves claims by LaSalle and CIG against Bernard Rice and MM2 for breach of contract, conversion for theft of electronic equipment and data, conversion for theft of funds stolen by alteration of customer invoices, misappropriation of trade secrets, constructive trust, replevin, and breach of fiduciary duty.
Bernard Rice and MM2 have filed counterclaims against LaSalle and CIG, and a third-party complaint against Gross, Lynch, and Reilly. The counterclaims and third-party complaint allege claims for breach of contract, tortuous interference, conversion, replevin, accounting, unjust enrichment, fraudulent misrepresentations, and violation of securities laws.
LaSalle subsequently voluntarily dismissed its complaint in state court, and filed a related lawsuit in federal court, captioned *LaSalle Technology Inc. et al. v. Bernard Rice et al.*, No. 04 C 2043 (N.D. Illinois). The counterclaims and third-party complaint against Gross, Lynch and Reilly remain in the state court case.
We were (counsel) retained in approximately September 2004 to represent LaSalle, CIG, Gross, Lynch and Reilly with regard to these two related lawsuits. We believe that all of the claims against Gross, Lynch, Reilly LaSalle and CIG are without merit, and all those claims are vigorously contested. Additionally, LaSalle maintains a Director and Officers Liability policy with Federal Insurance Company ("Federal") that covers some or all of the alleged wrongdoing. LaSalle has notified Federal of the claims against Gross and Lynch, and Federal has agreed to fulfill its contractual obligation to provide Gross and Lynch a defense to the claims asserted against them, subject to a reservation of rights."

Cash at MB Financial in the amount of $11,368 is not available until the lawsuit has been settled.